LEGION CAPITAL CORPORATION

301 E. PINE ST., STE. 850

ORLANDO, FL. 32801

Response Letter

Ms. Jessica Livingston

Division of Corporate Finance

Securities and Exchange Commission

Washington D.C

Re: Legion Capital Corporation Form 1-A

Post Qualification Amendment No. 4

File No. 024-11123

Dear Ms. Livingston,

In response to your oral comments delivered on our telephone call last week, we filed an Amended Form 1-A POS this past Friday evening. We amended the offering document as follows:

1.	We incorporated the most recent financial statements of the Company from June 30, 2020 as requested.

2.	We updated the financial information in Part I to be consistent with the current financial statements.

3.	We made certain changes to the Officer Compensation table and Ownership table as requested.

4.	We amended the Certificate of Designation to remove the 25% redemption schedule and make the language consistent with the Form 1-A POS.

Thank you for your consideration in this matter.

Very Truly Yours,

/s/ James S. Byrd, Jr.
James S. Byrd, Jr.
Chairman and CEO
Legion Capital Corporation